BitFuFu Inc.

111 North Bridge Road, #15-01

Peninsula Plaza

Singapore 179098

May 13, 2024

Via EDGAR

Division of Corporation Finance

Office of Crypto Assets

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	David Gessert

Lulu Cheng

Re:	BitFuFu Inc.
Registration Statement on Form F-1, as amended
Registration No. 333-278207

Dear Mr. Gessert and Ms. Cheng:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on May 15, 2024 or as soon thereafter as is practicable.

Please do not hesitate to contact Jessica Zhou at +852 2822 8725 of White & Case with any questions or comments with respect to this letter.

Sincerely,

BitFuFu Inc.

By:	/s/ Leo Lu
	Name:	Leo Lu
	Title:	Chief Executive Officer

CC: Jessica Zhou, White & Case

[Signature page – Acceleration Request]